UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*

                       SOUTHERN PERU COPPER CORPORATION
-------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.01
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   843611104
                 -------------------------------------------
                                (CUSIP Number)

                             Armando Ortega Gomez
                    Assistant Secretary and General Counsel
                          Grupo Mexico, S.A. de C.V.
                              Baja California 200
                               Colonia Roma Sur
                           06760 Mexico City, Mexico
                             Tel. 011-525-574-2067

                                      and

                             Armando Ortega Gomez
                            Secretary of the Board
                Grupo Minero Mexico Internacional, S.A. de C.V.
                              Baja California 200
                               Colonia Roma Sur
                           06760 Mexico City, Mexico
                             Tel. 011-525-574-2067

                                      and

                             Armando Ortega Gomez
                                   Secretary
                          Americas Mining Corporation
                      2575 East Camelback Road, Suite 500
                            Phoenix, Arizona 85016
                              Tel. (602) 977-6500

                                      and

                             Armando Ortega Gomez
                                   Secretary
                             SPHC II Incorporated
                      2575 East Camelback Road, Suite 500
                            Phoenix, Arizona 85016
                              Tel. (602) 977-6500

-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                   copy to:
                          Michael L. Fitzgerald, Esq.
                        Sidley Austin Brown & Wood LLP
                              787 Seventh Avenue

                           New York, New York 10019
                              Tel. (212) 839-5300

                               February 3, 2004
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                      (Continued on the following pages)



CUSIP No. 843611104                                         Page 3 of 16 Pages

---------------------------------------------------------------------------------------------------
        NAMES OF REPORTING PERSONS.                                  Grupo Mexico, S.A. de C.V.
  1
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).          13-1808503

---------------------------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  2     (SEE INSTRUCTIONS)                                                      (a)       /X/

                                                                                (b)      /_/
---------------------------------------------------------------------------------------------------

  3     SEC USE ONLY
---------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      OO
---------------------------------------------------------------------------------------------------

  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                            /_/
---------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION                  Mexico
---------------------------------------------------------------------------------------------------
 NUMBER OF           7     SOLE VOTING POWER
  SHARES
BENEFICIALLY               0
  OWNED BY       ----------------------------------------------------------------------------------
   EACH              8     SHARED VOTING POWER
 REPORTING
  PERSON                   43,348,949
   WITH          ----------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0
                 ----------------------------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           43,348,949
---------------------------------------------------------------------------------------------------

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        43,348,949
---------------------------------------------------------------------------------------------------
 12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                                /_/
---------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        54.2% of total Common Shares,(1) 65.8% of Class A Common Stock
---------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
---------------------------------------------------------------------------------------------------




-----------------
1  Assuming conversion of all outstanding shares of Class A Common Stock into
Common Stock on a one-to-one basis.




CUSIP No. 843611104                                         Page 4 of 16 Pages


---------------------------------------------------------------------------------------------------
        NAMES OF REPORTING PERSONS.                 Grupo Minero Mexico Internacional, S.A. de C.V.
  1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
---------------------------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  2     (SEE INSTRUCTIONS)                                                      (a)       /X/

                                                                                (b)      /_/
---------------------------------------------------------------------------------------------------

  3     SEC USE ONLY
---------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      OO
---------------------------------------------------------------------------------------------------

  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                            /_/
---------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware
---------------------------------------------------------------------------------------------------
 NUMBER OF           7     SOLE VOTING POWER
  SHARES
BENEFICIALLY               0
  OWNED BY       ----------------------------------------------------------------------------------
   EACH              8     SHARED VOTING POWER
 REPORTING
  PERSON                   17,247,579
   WITH          ----------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0
                 ----------------------------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           17,247,579
---------------------------------------------------------------------------------------------------

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        17,247,579
---------------------------------------------------------------------------------------------------
 12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                                /_/
---------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.6% of total Common Shares,(1) 26.2% of Class A Common Stock
---------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
---------------------------------------------------------------------------------------------------




-----------------
1  Assuming conversion of all outstanding shares of Class A Common Stock into
Common Stock on a one-to-one basis.




CUSIP No. 843611104                                         Page 5 of 16 Pages


---------------------------------------------------------------------------------------------------
        NAMES OF REPORTING PERSONS.                         Americas Mining Corporation
  1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).    86-1010884
---------------------------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  2     (SEE INSTRUCTIONS)                                                      (a)       /X/

                                                                                (b)      /_/
---------------------------------------------------------------------------------------------------

  3     SEC USE ONLY
---------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      OO
---------------------------------------------------------------------------------------------------

  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                            /_/
---------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware
---------------------------------------------------------------------------------------------------
 NUMBER OF           7     SOLE VOTING POWER
  SHARES
BENEFICIALLY               0
  OWNED BY       ----------------------------------------------------------------------------------
   EACH              8     SHARED VOTING POWER
 REPORTING
  PERSON                   43,348,949
   WITH          ----------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0
                 ----------------------------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           43,348,949
---------------------------------------------------------------------------------------------------

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        43,348,949
---------------------------------------------------------------------------------------------------
 12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                                /_/
---------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        54.2% of total Common Shares,(1) 65.8% of Class A Common Stock
---------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
---------------------------------------------------------------------------------------------------




-----------------
1  Assuming conversion of all outstanding shares of Class A Common Stock into
Common Stock on a one-to-one basis.







CUSIP No. 843611104                                         Page 6 of 16 Pages


---------------------------------------------------------------------------------------------------
        NAMES OF REPORTING PERSONS.                                   SPHC II Incorporated
  1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).        13-3700414
---------------------------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  2     (SEE INSTRUCTIONS)                                                      (a)       /X/

                                                                                (b)      /_/
---------------------------------------------------------------------------------------------------

  3     SEC USE ONLY
---------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      OO
---------------------------------------------------------------------------------------------------

  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                            /_/
---------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware
---------------------------------------------------------------------------------------------------
 NUMBER OF           7     SOLE VOTING POWER
  SHARES
BENEFICIALLY               0
  OWNED BY       ----------------------------------------------------------------------------------
   EACH              8     SHARED VOTING POWER
 REPORTING
  PERSON                   43,348,949
   WITH          ----------------------------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0
                 ----------------------------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           43,348,949
---------------------------------------------------------------------------------------------------

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        43,348,949
---------------------------------------------------------------------------------------------------
 12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                                /_/
---------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        54.2% of total Common Shares,(1) 65.8% of Class A Common Stock
---------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
---------------------------------------------------------------------------------------------------




-----------------
1 Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

CUSIP No. 843611104                                         Page 7 of 16 Pages

               Grupo Mexico, S.A. de C.V. ("GMEXICO"), Grupo Minero Mexico International, S.A. de C.V. ("GMMI"), Americas Mining Corporation ("AMC") and SPHC II Incorporated ("SPHC II") (collectively, Grupo Mexico, GMMI, AMC and SPHC II, the "Reporting Persons") hereby amend the report on Schedule 13D regarding shares of Southern Peru Copper Corporation (the "Company"), originally filed on January 12, 1996, as further amended on March 6, 1996, on November 19, 1999, on October 13, 2000, on May 17, 2001, on July 16, 2001, on
February 11, 2003 and on April 2, 2003 (collectively with this Amendment No. 8, the "Schedule 13D"). Unless otherwise indicated, capitalized terms used but not defined herein shall have the same meanings assigned to them in Schedule 13D.

Item 1.        Security and Issuer.

               This Schedule 13D relates to Common Stock of the Company, $0.01 par value per share ("Common Stock"), and Class A Common Stock of the Company, $0.01 par value per share ("Class A Common Stock", together with the Common Stock, the "Common Shares").

Item 2.        Identity and Background.

               Item 2 is hereby amended and supplemented by adding the following:

               Annex I hereto sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Grupo Mexico. The information set forth in Annex I hereto is incorporated herein by reference.

               Annex II hereto sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of GMMI. The information set forth in Annex II hereto is incorporated herein by reference.

               Annex III hereto sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of AMC. The information set forth in Annex III hereto is incorporated herein by reference.

               Annex IV hereto sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of SPHC II. The information set forth in Annex IV hereto is incorporated herein by reference.

               During the past five years, the Reporting Persons have not, and, to the best of their knowledge, no person listed in the Annexes hereto have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 4.        Purpose of Transaction.

          Item 4 is hereby amended and supplemented by adding the following:

         On February 3, 2004, GMEXICO, the largest stockholder of the Company, presented a proposal regarding the possible sale to the Company of all the shares of GMEXICO's subsidiary, Minera Mexico, S.A. de C.V. ("MM"), representing 99% of MM outstanding shares, in return for the issuance to it of additional shares of the Company.

         The Reporting Persons understand that the Company has formed a Special Committee of Disinterested Directors, comprised of members of its Board to evaluate whether the proposal is in the best interests of the stockholders of the Company. There can be no assurances as to whether any agreement will be reached with regard

CUSIP No. 843611104                                         Page 8 of 16 Pages

to such transaction. Consequently the Reporting Persons made this proposal reserving the right to change their intentions and plans at any time with regard to such transaction.

         The Reporting Persons may also from time to time acquire, purchase or sell shares of Common Stock in the open market, in privately negotiated transactions or otherwise, hold such shares or propose changes in the membership of the Board of Directors, propose asset transfers involving the Company or engage in other business transactions involving the Company, as the Reporting Persons may determine at any such time based upon their evaluations of the Company's businesses and prospects and other factors deemed relevant.

         Except as set forth in this Item 4 and in furtherance of the proposed transaction, the Reporting Persons presently have no plans or proposal that would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13 D.

Item 5.        Interest in Securities of the Issuer.

               Item 5 is hereby amended and supplemented by adding the following:

         The following table sets forth all purchases with respect to the Common Stock effected during the past sixty (60) days by the Reporting Persons. Each transaction set forth below represents a sale in the open market.

       Reporting Person                Trade Date                   Shares Sold                Price Per Share
---------------------------------------------------------------------------------------------------------------
           GMEXICO                     12/04/2003                     10,300                       $42.59

           GMEXICO                     12/05/2003                      7,100                       $42.33

           GMEXICO                     12/08/2003                     10,300                       $43.20



               Effective January 1, 2004, Controladora Minera Mexico, S.A. de C.V. was merged with and into GMMI and ceased to be the beneficial owner of more than five percent of the Common Shares.

Item 7.        Material to be Filed as Exhibits.

               Joint Filing Agreement dated February 4, 2004.

                           [SIGNATURE PAGE FOLLOWS]

CUSIP No. 843611104                                         Page 9 of 16 Pages

                                  SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  GRUPO MEXICO, S.A. de C.V.
                  February 4, 2004
                  ----------------
                  Date

                  /s/ Armando Ortega Gomez
                  ________________________________
                  Signature
                  Armando Ortega Gomez, Assistant Secretary and General Counsel
                  --------------------------------------------------------------
                  Name/Title

                  GRUPO MINERO MEXICO INTERNACIONAL, S.A. de C.V.
                  February 4, 2004
                  ----------------
                  Date

                  /s/ Armando Ortega Gomez
                  ________________________________
                  Signature
                  Armando Ortega Gomez, Secretary of the Board
                  --------------------------------------------
                  Name/Title

                  AMERICAS MINING CORPORATION
                  February 4, 2004
                  ----------------
                  Date

                  /s/ Armando Ortega Gomez
                  _________________________________
                  Signature
                  Armando Ortega Gomez, Secretary
                  -------------------------------
                  Name/Title

                  SPHC II INCORPORATED
                  February 4, 2004
                  ----------------
                  Date

                  /s/ Armando Ortega Gomez
                  _________________________________
                  Signature
                  Armando Ortega Gomez, Secretary
                  -------------------------------
                  Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 843611104                                         Page 10 of 16 Pages


                                    ANNEX I

                                 GRUPO MEXICO

                       Directors and Executive Officers

1. DIRECTORS AND EXECUTIVE OFFICERS OF GRUPO MEXICO. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of Grupo Mexico. Each such person is a citizen of Mexico.

-------------------------------------------------------------------------------------------------------------------
            NAME                    PRINCIPAL BUSINESS                   TITLE               PRINCIPAL OCCUPATION
                                          ADDRESS
-------------------------------------------------------------------------------------------------------------------
German Larrea Mota-Velasco    Baja California 200              Chairman of the Board      Chairman of the Board and
                              06760 Mexico City                and Chief Executive        Chief Executive Officer of
                                                               Officer                    Grupo Mexico
-------------------------------------------------------------------------------------------------------------------
Genaro Larrea Mota-Velasco    2575 East Camelback Road         Director                   Private Business
                              Suite 500
                              Phoenix, Arizona 85016
-------------------------------------------------------------------------------------------------------------------
Juan I. Gallardo Thurlow      Monte Caucaso 915, Fl. 4         Director                   President and Chairman of
                              11000 Mexico City                                           the Board of Grupo
                                                                                          Azucarero de Mexico, S.A.
                                                                                          de C.V.
-------------------------------------------------------------------------------------------------------------------
Juan Sanchez Navarro Peon     Campos Eliseos 400, Fl. 19       Director                   Vice President of Grupo
                              11000 Mexico City                                           Modelo, S.A. de C.V.
------------------------------------------------------------------------------------------------------------------------
Romulo O'Farril Jr.           Avenue San Jeronimo 790-A        Director                   President and General
                              11000 Mexico City                                           Director of Novedades de
                                                                                          Acapulco, S.A. de C.V.
------------------------------------------------------------------------------------------------------------------------
Claudio X. Gonzalez           Jose Luis LaGrange 103, Fl. 3    Director                   Chairman of the Board and
                              11510 Mexico City                                           General Director of
                                                                                          Kimberly Clark de Mexico,
                                                                                          S.A. de C.V.
------------------------------------------------------------------------------------------------------------------------
Jose Mendoza Fernandez        Privada Juarez 43                Director                   Chairman of the Board of
                              04000 Mexico City                                           Desarrollos Industriales E
                                                                                          Immobiliarios, S.A. de C.V.
------------------------------------------------------------------------------------------------------------------------
Prudencio Lopez Martinez      Vasco de Quiroga 2121, Fl. 2     Director                   President of Sanvica, S.A.
                              01210 Mexico City                                           de C.V.
------------------------------------------------------------------------------------------------------------------------
Carlos Giron Peltier          Lamartine 730                    Director                   Retired
                              11560 Mexico City
------------------------------------------------------------------------------------------------------------------------
Antonio Madero Bracho         Monte Pelvoux 220, Fl. 8         Director                   Executive President of San
                              11000 Mexico City                                           Luis Corporacion, S.A. de
                                                                                          C.V.
------------------------------------------------------------------------------------------------------------------------




CUSIP No. 843611104                                         Page 11 of 16 Pages


------------------------------------------------------------------------------------------------------------------------
            NAME                    PRINCIPAL BUSINESS                   TITLE               PRINCIPAL OCCUPATION
                                          ADDRESS
------------------------------------------------------------------------------------------------------------------------
Luis Tellez Kuenzler          Paseo de Los Tamarindos 400,     Director                   Executive Vice President
                              Torre B, Fl. 32                                             of Grupo Desc, S.A. de C.V.
                              05120 Mexico City
------------------------------------------------------------------------------------------------------------------------
Emilio Carrillo Gamboa        Plaza ScotiaBank,                Director                   Partner of Bufete
                              Blvd. Manuel Avila Camacho 1-                               Carrillo, S.C.
                              609, 11009, Mexico City
------------------------------------------------------------------------------------------------------------------------
Agustin Santamarina V.        Campos Eliseos 345               Director and Secretary     Partner of Santamarina y
                              11560 Mexico City                of the Board               Steta, S.C.
------------------------------------------------------------------------------------------------------------------------
Daniel Tellechea Salido       2575 East Camelback              Director                   President of Asarco
                              Suite 500
                              Phoenix, Arizona 85016
------------------------------------------------------------------------------------------------------------------------
Juan Rebolledo Gout           Baja California 200              Vice President,            Vice President of
                              06760 Mexico City                International Relations    International Relations of
                                                                                          Grupo Mexico
------------------------------------------------------------------------------------------------------------------------
Hector Garcia de Quevedo      Baja California 200              Director and General       General Director of
Topete                        06760 Mexico City                Director of Special        Special Assignments of
                                                               Assignments                Grupo Mexico
------------------------------------------------------------------------------------------------------------------------
Xavier Garcia de Quevedo      Baja California 200              Director                   President of Minera
Topete                        06760 Mexico City                                           Mexico, S.A. de C.V.
------------------------------------------------------------------------------------------------------------------------
Oscar Gonzalez Rocha          Av. Caminos del Inca             Director                   President of Southern Peru
                              171 Lima, Peru                                              Copper Corporation
------------------------------------------------------------------------------------------------------------------------
Alfredo Casar Perez           Bosque de Ciruelos 99            Director                   President and Managing
                              11700 Mexico City                                           Director of Ferrocarril
                                                                                          Mexicano, S.A. de C.V.
------------------------------------------------------------------------------------------------------------------------
Armando Ortega Gomez          Baja California 200              Assistant Secretary and    General Counsel of Grupo
                              06760 Mexico City                General Counsel            Mexico
------------------------------------------------------------------------------------------------------------------------
Gabino Paez Gonzalez          Baja California 200              General Director, Human    General Director of Human
                              06760 Mexico City                Resources                  Resources of Grupo Mexico
------------------------------------------------------------------------------------------------------------------------
Ernesto Duran Trinidad        Baja California 200              Corporate Comptroller      Corporate Comptroller of
                              06760 Mexico City                                           Grupo Mexico
------------------------------------------------------------------------------------------------------------------------


CUSIP No. 843611104                                         Page 12 of 16 Pages


                                   ANNEX II

                                     GMMI

                       Directors and Executive Officers

2. DIRECTORS AND EXECUTIVE OFFICERS OF GMMI. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of GMMI. Each such person is a citizen of Mexico.

-----------------------------------------------------------------------------------------------------------------------
            NAME                    PRINCIPAL BUSINESS                   TITLE               PRINCIPAL OCCUPATION
                                          ADDRESS
-----------------------------------------------------------------------------------------------------------------------
German Larrea                 Baja California 200              President, Chairman of     Chairman of the Board and
Mota-Velasco                  06760 Mexico City                the Board and Chief        Chief Executive Officer of
                                                               Executive Officer          Grupo Mexico
-----------------------------------------------------------------------------------------------------------------------
Juan Sanchez Navarro Peon     Campos Eliseos 400, Fl. 19       Director                   Vice President of Grupo
                              11000 Mexico City                                           Modelo, S.A. de C.V.
-----------------------------------------------------------------------------------------------------------------------
Prudencio Lopez Martinez      Vasco de Quiroga 2121, Fl. 2     Director                   President of Sanvica, S.A.
                              01210 Mexico City                                           de C.V.
-----------------------------------------------------------------------------------------------------------------------
Juan I. Gallardo Thurlow      Monte Caucaso 915, Fl. 4         Director                   President and Chairman of
                              11000 Mexico City                                           the Board of Grupo
                                                                                          Azucarero e Mexico, S.A.
                                                                                          de C.V.
-----------------------------------------------------------------------------------------------------------------------
Carlos Giron Peltier          Lamartine 730                    Director                   Retired
                              11560 Mexico City
-----------------------------------------------------------------------------------------------------------------------
Genaro Larrea                 2575 East Camelback Road Suite   Director                   Private Business
Mota-Velasco                  500
                              Phoenix, Arizona 85016
-----------------------------------------------------------------------------------------------------------------------
Agustin Santamarina V.        Campos Eliseos 400, Fl. 19       Director                   Partner of Santamarina y
                              11000 Mexico City                                           Steta, S.C.
-----------------------------------------------------------------------------------------------------------------------
Armando Ortega Gomez          Baja California 200              Secretary of the Board     General Counsel of Grupo
                              06760 Mexico City                                           Mexico
-----------------------------------------------------------------------------------------------------------------------






CUSIP No. 843611104                                         Page 13 of 16 Pages


                                   ANNEX III

                                      AMC

                       Directors and Executive Officers

1. DIRECTORS AND EXECUTIVE OFFICERS OF AMC. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of AMC. Each such person is a citizen of Mexico.

-----------------------------------------------------------------------------------------------------------------------
            NAME                   PRINCIPAL BUSINESS                   TITLE                PRINCIPAL OCCUPATION
                                         ADDRESS
-----------------------------------------------------------------------------------------------------------------------
German Larrea                 Baja California 200            Chairman of the Board and    Chairman of the Board and
Mota-Velasco                  06760 Mexico City              Chief Executive Officer      Chief Executive Officer of
                                                                                          Grupo Mexico
-----------------------------------------------------------------------------------------------------------------------
Oscar Gonzalez                Av. Caminos Del Inca           Director                     President of Southern Peru
Rocha                         171 Lima, Peru                                              Copper Corporation
-----------------------------------------------------------------------------------------------------------------------
Xavier Garcia de              Baja California 200            Director, Vice President     President of Minera
Quevedo Topete                06760 Mexico City              and Chief Operating Officer  Mexico, S.A. de C.V.
-----------------------------------------------------------------------------------------------------------------------
Ernesto Duran                 Baja California 200            Controller and Assistant     Corporate Controller of
Trinidad                      06760 Mexico City              Secretary                    Grupo Mexico
-----------------------------------------------------------------------------------------------------------------------
Hector Nieto Castilla         Baja California 200            President and Chief          President and Chief
                              06760 Mexico City              Financial Officer            Financial Officer of AMC
-----------------------------------------------------------------------------------------------------------------------
Armando Ortega Gomez          Baja California 200            Secretary                    General Counsel of Grupo
                              06760 Mexico City                                           Mexico
-----------------------------------------------------------------------------------------------------------------------




CUSIP No. 843611104                                         Page 14 of 16 Pages


                                   ANNEX IV

                                    SPHC II

                       Directors and Executive Officers

2. DIRECTORS AND EXECUTIVE OFFICERS OF SPHC II. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of SPHC II. Each such person is a citizen of Mexico.

-----------------------------------------------------------------------------------------------------------------------
            NAME                   PRINCIPAL BUSINESS                   TITLE                PRINCIPAL OCCUPATION
                                         ADDRESS
-----------------------------------------------------------------------------------------------------------------------
German Larrea                 Baja California 200            Chairman of the Board of     Director, Chairman of the
Mota-Velasco                  06760 Mexico City              Directors                    Board and Chief Executive
                                                                                          Officer of Grupo Mexico
-----------------------------------------------------------------------------------------------------------------------
Genaro Larrea                 2575 East Camelback Road       Director and President       Private Business
Mota-Velasco                  Suite 500
                              Phoenix, Arizona 85016
-----------------------------------------------------------------------------------------------------------------------
Daniel Tellechea              Baja California 200            Director and Vice President  Administration and Finance
Salido                        06760 Mexico City                                           President of Grupo Mexico
-----------------------------------------------------------------------------------------------------------------------
Ernesto Duran Trinidad        Baja California 200            Controller                   Corporate Comptroller of
                              06760 Mexico City                                           Grupo Mexico
-----------------------------------------------------------------------------------------------------------------------
Armando F. Ortega Gomez       Baja California 200            Director and Secretary       General Counsel of Grupo
                              06760 Mexico, D.F.                                          Mexico
-----------------------------------------------------------------------------------------------------------------------
Hector Garcia de Quevedo      Baja California 200            Treasurer                    General Director for
                              06760 Mexico, D.F.                                          Special Affairs for Grupo
                                                                                          Mexico
-----------------------------------------------------------------------------------------------------------------------


CUSIP No. 843611104                                         Page 15 of 16 Pages

                                 Exhibit Index

1.        Joint Filing Agreement dated as of February 4, 2004.

CUSIP No. 843611104                                         Page 16 of 16 Pages

                                   Exhibit 1

                            JOINT FILING AGREEMENT

                  The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

                  This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated: February 4, 2004         GRUPO MINERO MEXICO INTERNACIONAL, S.A. de C.V.


                                By:     /s/ Armando Ortega, Gomez
                                        -----------------------------------
                                        Armando Ortega Gomez,
                                        Secretary of the Board


Dated: February 4, 2004         AMERICAS MINING CORPORATION


                                By:      /s/ Armando Ortega, Gomez
                                         ----------------------------------
                                         Armando Ortega Gomez,
                                         Assistant Secretary


Dated: February 4, 2004         SPHC II INCORPORATED


                                By:     /s/ Armando Ortega, Gomez
                                        -----------------------------------
                                        Armando Ortega Gomez,
                                        Secretary